SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A
                         (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED
            PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
             THERETO FILED PURSUANT TO RULE 13d-2(a)

                         (Amendment #3)

                    PHOENIX TECHNOLOGIES LTD.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           719153-10-8
                         (CUSIP Number)

                        F. Thomas Dunlap
          Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        October 15, 1998
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 719153-10-8           13D/A             Page 2 of 9


1.   NAME OF REPORTING PERSON                      Intel
                                                   Corporation
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE    94-1672743
     PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A        (a) [   ]
     GROUP                                             (b) [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                                          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          [   ]
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware

  NUMBER OF   7.     SOLE VOTING POWER                 1,539,350
   SHARES
BENEFICIALLY  8.     SHARED VOTING POWER                     N/A
  OWNED BY
    EACH      9.     SOLE DISPOSITIVE POWER            1,539,350
  REPORTING
 PERSON WITH  10.    SHARED DISPOSITIVE POWER                N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH        1,539,350
     REPORTING PERSON

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)           [  ]
     EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW           8.8%
     (11)

14.  TYPE OF REPORTING PERSON                                  CO

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CUSIP No. 719153-10-8           13D/A             Page 3 of 9

Intel Corporation ("Intel" or the "Reporting Person") hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on February 26, 1996, as previously amended, with respect to the Common Stock of Phoenix Technologies Ltd. ("Phoenix" or the "Issuer").

ITEM 2.   Identity and Background.

          (a)    Name of Person Filing:

                 Intel Corporation. The executive officers and directors of Intel Corporation are set forth on Appendix A hereto.

          (b)    Address of Principal Business Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (c)    Principal Business:

                 Manufacturer of microcomputer components, modules and systems

          (d)    Criminal Proceedings:

                 During the last five years, neither the
                 Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years, neither the
                 Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f)    State of Incorporation:

                 Delaware

ITEM 4.   Purpose of the Transaction.

          On February 15, 1996, the Reporting Person acquired 894,971 shares of Common Stock of the Issuer and a warrant (the "Warrant") to purchase up to 1,073,965 additional shares of Common Stock of the Issuer. The shares and

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CUSIP No. 719153-10-8           13D/A             Page 4 of 9

          Warrant were acquired as an investment and in connection with a technology agreement between the Issuer and the Reporting Person pursuant to which the Issuer became a supplier of certain system-level software for certain products of the Reporting Person. The shares of Common Stock subject to the Warrant vest and become exercisable over a period of five years, pursuant to a schedule set forth in the Warrant. On December 15, 1998 , an additional 214,793 shares will vest under the Warrant, giving the Reporting Person the vested right to acquire a total of 644,379 shares of Common Stock of the Issuer pursuant to the Warrant. The exercise price for the shares increases each year that the Warrant is in effect, pursuant to a schedule set forth in the Warrant. The Warrant expires on April 30, 2001.

ITEM 5.   Interest in Securities of the Issuer.

          (a)    Number of Shares Beneficially Owned:  1,539,350
                 shares (of which 644,379 shares are issuable upon exercise of the Warrant by the Reporting
                 Person)*

                 Percent of Class: 8.8 % (based upon 17,523,379 shares of common stock outstanding, as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 1998 , and assuming the issuance of 644,379 shares of common stock to the Reporting Person pursuant to the Warrant)*

          (b)    Sole Power to Vote, Direct the Vote of, or
                 Dispose of Shares:  1,539,350 shares*

          (c) Recent Transactions: On December 15, 1998, an additional 214,793 shares will vest under the Warrant, giving the Reporting Person the vested right to acquire a total of 644,379 shares of Common Stock of the Issuer pursuant to the Warrant.

          (d)    Rights with Respect to
                 Dividends or Sales           N/A
                 Proceeds:

          (e)    Date of Cessation of Five
                 Percent Beneficial           N/A
                 Ownership:



[FN]
*Does not include 429,586 additional shares of Common Stock that the Reporting Person has a right to acquire pursuant to the Warrant. Such shares are not beneficially owned by the Reporting Person under Rule 13d-3 because the Reporting Person does not have a right to acquire such shares within the next 60 days.

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CUSIP No. 719153-10-8           13D/A             Page 5 of 9

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 15, 1998.

                                 INTEL CORPORATION


                                 By:  /s/ F. Thomas Dunlap, Jr.
                                      F. Thomas Dunlap, Jr.
                                      Vice President, General
                                      Counsel and Secretary

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CUSIP No. 719153-10-8           13D/A             Page 6 of 9

                           APPENDIX A
                            DIRECTORS
The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director. All
Directors are United States citizens except as noted below.

Name:               Craig R. Barrett

Business Address:   2200 Mission College Boulevard, Santa Clara,
                    CA 95052

Principal           President and Chief Executive Officer of
Occupation:         Intel Corporation

Name, principal
business and
address of          Intel Corporation, a manufacturer of
corporation or      microcomputer components, modules and
other organization  systems.
on which employment 2200 Mission College Boulevard
is conducted:       Santa Clara, CA 95052


Name:               John Browne

Business Address:   Britannic House, 1 Finsbury Circus,
                    London EC2M 7BA

Principal
Occupation:         Group Chief Executive

Name, principal
business and
address of
corporation or      The British Petroleum Company p.l.c., an
other organization  integrated oil company.
on which employment Britannic House, 1 Finsbury Circus,
is conducted:       London EC2M 7BA

Citizenship:        British


Name:               Winston H. Chen

Business Address:   3945 Freedom Circle, Suite 760, Santa Clara,
                    CA 95054
Principal
Occupation:         Chairman of Paramitas Foundation

Name, principal
business and
address of
corporation or      Paramitas Foundation, a charitable
other organization  foundation.
on which employment 3945 Freedom Circle, Suite 760
is conducted:       Santa Clara, CA 95054

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CUSIP No. 719153-10-8           13D/A             Page 7 of 9

Name:               Andrew S. Grove

Business Address:   2200 Mission College Boulevard, Santa Clara,
                    CA 95052

Principal           Chairman of the Board of Directors of Intel
Occupation:         Corporation

Name, principal
business and
address of          Intel Corporation, a manufacturer of
corporation or      microcomputer components, modules and
other organization  systems.
on which employment 2200 Mission College Boulevard
is conducted:       Santa Clara, CA 95052


Name:               D.   James Guzy

Business Address:   1340 Arbor Rd. Menlo Park, CA 94025

Principal
Occupation:         Chairman of The Arbor Company

Name, principal
business and
address of          The Arbor Company, a limited partnership
corporation or      engaged in the electronics and computer
other organization  industry.
on which employment 1340 Arbor Rd.
is conducted:       Menlo Park, CA 94025


Name:               Gordon E. Moore

Business Address:   2200 Mission College Boulevard, Santa Clara,
                    CA 95052

Principal           Chairman Emeritus of the Board of Intel
Occupation:         Corporation

Name, principal
business and
address of          Intel Corporation, a manufacturer of
corporation or      microcomputer components, modules and
other organization  systems.
on which employment 2200 Mission College Boulevard
is conducted:       Santa Clara, CA 95052


Name:               Arthur Rock

                    One Maritime Plaza, Suite 1220, San
Business Address:   Francisco, CA 94111

Principal
Occupation:         Venture Capitalist

Name, principal
business and
address of
corporation or      Arthur Rock and Company, a venture capital
other organization  firm.
on which employment One Maritime Plaza, Suite 1220
is conducted:       San Francisco, CA 94111

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CUSIP No. 719153-10-8           13D/A             Page 8 of 9


Name:               Jane E. Shaw

Business Address:   1310 Orleans Drive, Sunnyvale, CA 94089

Principal
Occupation:         Chairman and Chief Executive Officer

Name, principal
business and
address of
corporation or      AeroGen, Inc., a private company
other organization  specializing in controlled delivery of drugs on which employment to the lungs.
is conducted:       1310 Orleans Drive, Sunnyvale, CA 94089


Name:               Leslie L. Vadasz

                    2200 Mission College Boulevard, Santa Clara,
Business Address:   CA 95052

Principal           Senior Vice President, Director, Corporate
Occupation:         Business Development, Intel Corporation

Name, principal
business and
address of          Intel Corporation, a manufacturer of
corporation or      microcomputer components, modules and
other organization  systems.
on which employment 2200 Mission College Boulevard
is conducted:       Santa Clara, CA 95052

Name:               David B. Yoffie

                    Harvard Business School, Soldiers Field Park
Business Address:   1-411, Boston, MA 92163

Principal           Max and Doris Starr, Professor of
Occupation:         International Business Administration

Name, principal
business and
address of          Harvard Business School, an educational
corporation or      institution.
other organization  Harvard Business School
on which employment Soldiers Field Park 1-411
is conducted:       Boston, MA 92163


Name:               Charles E. Young

Business Address:   10920 Wilshire Boulevard, Suite 1835, Los
                    Angeles, CA 90024

Principal
Occupation:         Chancellor Emeritus

Name, principal
business and
address of
corporation or      University of California at Los Angeles, an
other organization  educational institution.
on which employment 10920 Wilshire Boulevard, Suite 1835
is conducted:       Los Angeles, CA 90024


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CUSIP No. 719153-10-8           13D/A             Page 9 of 9

                       EXECUTIVE OFFICERS
The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, CA 95952-8119, which address is Intel Corporation's business address. All executive officers are United States citizens.

Name:     Paul S. Otellini
Title:    Executive Vice President, Director, Intel Architecture
          Business Group

Name:     Gerhard H. Parker
Title:    Executive Vice  President,  General  Manager, New
          Business Group

Name:     Albert Y. C. Yu
Title:    Senior  Vice President, General  Manager,
          Microprocessor Products Group

Name:     Andy D. Bryant
Title:    Vice President and Chief Financial Officer

Name:     F. Thomas Dunlap, Jr.
Title:    Vice President, General Counsel and Secretary

Name:     Sean M. Maloney
Title:    Vice President, Director, Sales and Marketing Group

Name:     Arvind Sodhani
Title:    Vice President, Treasurer

Name:     Michael R. Splinter
Title:    Vice  President, General Manager, Technology and
          Manufacturing Group